UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 8 March 2022, London UK

GlaxoSmithKline plc

Annual Report 2021 on Form 20-F

In accordance with Section 203.01 of the New York Stock Exchange Listed Company Manual, GlaxoSmithKline plc ("GSK") announces that on 8 March 2022 it filed with the Securities and Exchange Commission an Annual Report on Form 20-F that included audited financial statements for the year ended 31 December 2021. GSK's 2021 Annual Report on Form 20-F is available online at GSK's website at www.gsk.com/corporatereporting and also online at www.sec.gov.

A hard copy version of the GSK 2021 Annual Report, together with the Notice of Annual General Meeting will be available on or about 28 March 2022.

Shareholders have the ability to receive, upon request, a hard copy version of GSK's complete audited financial statements for the year ended 31 December 2021, free of charge, by either:

(i)      writing to Equiniti Limited, our registrars in the UK, at the following address: Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA, or by telephone on 0371 384 2991 (inside the UK) or +44 (0)121 415 7067 (outside the UK);
(ii)     writing to J.P. Morgan Chase Bank, N.A. our ADR depositary in the US, at the following address: EQ Shareowner Services, P.O. Box 64504, St. Paul, MN 55164-0504, or by telephone on +1 800 990 1135 (US toll free) or +1 651 453 2128 (outside the US); or
(iii)    contacting the GSK Response Center in the USA at +1 888 825 5249 (US toll free).

Victoria Whyte
Company Secretary
8 March 2022

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Risk factors" in the company's Annual Report on Form 20-F for 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: March 08, 2022

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc